SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 31 October 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------

EXHIBIT INDEX

1.1  Transaction in Own Shares released on 03 October 2005
1.2  Transaction in Own Shares released on 04 October 2005
1.3  Transaction in Own Shares released on 04 October 2005
1.4  Transaction in Own Shares released on 06 October 2005
1.5  Transaction in Own Shares released on 07 October 2005
1.6  Transaction in Own Shares released on 10 October 2005
1.7  Additional Listing released on 10 October 2005
1.8  Transaction in Own Shares released on 11 October 2005
1.9  Director/PDMR Shareholding released on 11 October 2005
2.0  Notice of Results released on 11 October 2005
2.1  Transaction in Own Shares released on 12 October 2005
2.2  Transaction in Own Shares released on 13 October 2005
2.3  Transaction in Own Shares released on 14 October 2005
2.4  Transaction in Own Shares released on 17 October 2005
2.5  Transaction in Own Shares released on 18 October 2005
2.6  Transaction in Own Shares released on 19 October 2005
2.7  Transaction in Own Shares released on 20 October 2005
2.8  Transaction in Own Shares released on 21 October 2005
2.9  Transaction in Own Shares released on 24 October 2005
3.0  Transaction in Own Shares released on 25 October 2005
3.1  Transaction in Own Shares released on 26 October 2005
3.2  Transaction in Own Shares released on 27 October 2005
3.3  Transaction in Own Shares released on 28 October 2005
3.4  Transaction in Own Shares released on 31 October 2005

EXHIBIT 1.1


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 03 October 2005

BP p.l.c. announces that on 30 September 2005, it purchased 5,440,000 ordinary shares at prices between 674.50 pence and 682.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 651,110,481 ordinary shares in Treasury, and has 20,983,962,129 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

END

EXHIBIT 1.2

BP p.l.c.  -  Transaction  in Own Shares
BP p.l.c.  - 04 October  2005

BP p.l.c.announces that on 3 October 2005, it purchased 4,200,000 ordinary shares at prices between 671.00 pence and 678.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 655,310,481 ordinary shares in Treasury, and has 20,980,152,819 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 05 October 2005

BP p.l.c. announces that on 4 October 2005, it purchased 7,672,000 ordinary shares at prices between 655.00 pence and 666.00 pence per share and between 1143.8 cents and 1152.5 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 662,982,481 ordinary shares in Treasury, and has 20,972,768,835 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

END

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 06 October 2005

BP p.l.c. announces that on 5 October 2005, it purchased 7,938,000 ordinary shares at prices between 637.50 pence and 646.50 pence per share and between 1107.2 cents and 1120.0 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 670,920,481 ordinary shares in Treasury, and has 20,965,040,549 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

END

EXHIBIT 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 07 October 2005

BP p.l.c. announces that on 6 October 2005, it purchased 6,808,000 ordinary shares at prices between 617.00 pence and 624.00 pence per share and between 1086.2 cents and 1105.0 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 677,728,481 ordinary shares in Treasury, and has 20,958,418,615 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.6


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  10 October 2005

BP p.l.c. announces that on 7 October 2005, it purchased 6,300,000 ordinary shares at prices between 615.50 pence and 631.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 684,028,481 ordinary shares in Treasury, and has 20,952,184,261 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.7


BP p.l.c.  -  Additional Listing
BP p.l.c.  -  10 October 2005

                           BP p.l.c.("the Company")

                    ---------------------------------------



Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 20,000,000 Ordinary shares of US$0.25 each ("shares") to be admitted to the Official List.



It is expected that admission will be granted on 12 October 2005 and trading will commence on 13 October 2005.



These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):


               Schemes                              Shares

     EXECUTIVE SHARE OPTION SCHEMES               20,000,000



When issued these shares will rank pari passu with the existing Ordinary shares.

EXHIBIT 1.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  11 October 2005


BP p.l.c. announces that on 10 October 2005, it purchased 4,500,000 ordinary shares at prices between 626.00 pence and 637.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 688,528,481 ordinary shares in Treasury, and has 20,947,812,303 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.9

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  11 October 2005

We were advised today, 11 October 2005, by Computershare Plan Managers that on 10 October 2005 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP6.22 per share through participation in the BP ShareMatch UK Plan:-



Directors

Mr. I. C. Conn                      54 shares

Dr. A.B. Hayward                    54 shares

Mr. J.A. Manzoni                    54 shares



Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                    54 shares

Mr Andrew G. Inglis                 54 shares

EXHIBIT 2.0

BP p.l.c.  -  Notice of Results
BP p.l.c.  -  11 October 2005

The BP Group results for the third quarter ended 30 September 2005 and the quarterly dividend will be announced via RNS at 7.00 a.m. (British Summer Time) on 25 October 2005.

EXHIBIT 2.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  12 October 2005

BP p.l.c. announces that on 11 October 2005, it purchased 5,310,000 ordinary shares at prices between 630.50 pence and 638.50 pence per share and between 1112.3 cents and 1119.2 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 693,838,481 ordinary shares in Treasury, and has 20,942,541,341 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  13 October 2005

BP p.l.c. announces that on 12 October 2005, it purchased 5,800,000 ordinary shares at prices between 635.00 pence and 640.00 pence per share and between 1102.8 cents and 1125.5 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 699,638,481 ordinary shares in Treasury, and has 20,936,774,509 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 October 2005

BP p.l.c. announces that on 13 October 2005, it purchased 7,078,000 ordinary shares at prices between 618.00 pence and 634.00 pence per share and between 1079.7 cents and 1089.0 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 706,716,481 ordinary shares in Treasury, and has 20,929,702,509 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.4


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  17 October 2005



BP p.l.c. announces that on 14 October 2005, it purchased 6,400,000 ordinary shares at prices between 613.00 pence and 624.00 pence per share. The purchased shares will all be held as Treasury shares.



Following the above purchase, BP p.l.c. holds 713,116,481 ordinary shares in Treasury, and has 20,923,345,297 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 October 2005

BP p.l.c. announces that on 17 October 2005, it purchased 2,250,000 ordinary shares at prices between 624.00 pence and 634.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 715,366,481 ordinary shares in Treasury, and has 20,921,146,940 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  19 October 2005


BP p.l.c. announces that on 18 October 2005, it purchased 4,100,000 ordinary shares at prices between 620.00 pence and 633.00 pence per share. The purchased shares will all be held as Treasury shares.


Following the above purchase, BP p.l.c. holds 719,466,481 ordinary shares in Treasury, and has 20,917,106,940 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  20 October 2005

BP p.l.c. announces that on 19 October 2005, it purchased 7,400,000 ordinary shares at prices between 607.50 pence and 613.00 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 19 October 2005 it transferred to participants in its employee share schemes 76,047 ordinary shares at prices between 452.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 726,790,434 ordinary shares in Treasury, and has 20,909,726,494 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  21 October 2005


BP p.l.c. announces that on 20 October 2005, it purchased 4,500,000 ordinary shares at prices between 608.00 pence and 620.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 731,290,434 ordinary shares in Treasury and has 20,905,316,641 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 October 2005

BP p.l.c. announces that on 21 October 2005, it purchased 4,500,000 ordinary shares at prices between 601.00 pence and 608.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 735,790,434 ordinary shares in Treasury and has 20,900,840,641 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 October 2005

BP p.l.c. announces that on 24 October 2005, it purchased 2,700,000 ordinary shares at prices between 605.00 pence and 615.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 738,490,434 ordinary shares in Treasury, and has 20,898,162,241 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.1


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  26 October 2005

BP p.l.c. announces that on 25 October 2005, it purchased 5,606,000 ordinary shares at prices between 605.00 pence and 616.50 pence per share and between 1085.83 cents and 1097.17 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 744,096,434 ordinary shares in Treasury, and has 20,892,562,537 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 October 2005

BP p.l.c. announces that on 26 October 2005, it purchased 9,562,000 ordinary shares at prices between 620.50 pence and 627.00 pence per share and between 1099.2 cents and 1115.8 cents per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 26 October 2005 it transferred to participants in its employee share schemes 12,484 ordinary shares at prices between 350.00 pence and 498.00 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 753,645,950 ordinary shares in Treasury, and has 20,883,036,123 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 October 2005

BP p.l.c. announces that on 27 October 2005, it purchased 11,320,000 ordinary shares at prices between 612.50 pence and 622.00 pence per share and between 1088.7 cents and 1099.5 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 764,965,950 ordinary shares in Treasury, and has 20,871,798,357 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  31 October 2005



BP p.l.c. announces that on 28 October 2005, it purchased 9,100,000 ordinary shares at prices between 609.00 pence and 620.00 pence per share. The purchased shares will all be held as Treasury shares.



Following the above purchase, BP p.l.c. holds 774,065,950 ordinary shares in Treasury, and has 20,862,719,357 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 07 November 2005                       /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary